CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$80,975,000	$9,279.74

Pricing supplement no. 1666 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 98-A-III dated June 1, 2011	Registration Statement No. 333-155535 Dated September 30, 2011 Rule 424(b)(2)

Structured Investments	$80,975,000 Capped Index Knock-OutNotes Linked to the S&P 500® Index due October 17, 2012

General

  The notes are designed for investors who seek to participate in the appreciation of the S&P 500® Index, up to the Maximum Return of 20.00% at maturity and who anticipate that the Index Closing Level will not be less than the Initial Index Level by more than 20.00% on any day during the Monitoring Period.  Investors should be willing to forgo interest and dividend payments and, if the Index Closing Level is less than the Initial Index Level by more than 20.00% on any day during the Monitoring Period, be willing to lose some or all of their principal at maturity.  If the Index Closing Level is not less than the Initial Index Level by more than 20.00% on any day during the Monitoring Period, investors have the opportunity to receive the greater of (a) the Index Return and (b) the Contingent Minimum Return of 18.00% at maturity, subject to the Maximum Return of 20.00%.  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturingOctober 17, 2012†
  Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
  The notes priced on September 30, 2011 and are expected to settle on or about October 5, 2011.

Key Terms

Index:	The S&P 500® Index (the “Index”)
Knock-Out Event:	A Knock-Out Event occurs if, on any day during the Monitoring Period, the Index Closing Level is less than the Initial Index Level by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	20.00%
Payment at Maturity:

If a Knock-Out Event has occurred, you will receive a cash payment at maturity that will reflect the performance of the Index, subject to the Maximum Return.  Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return), subject to the Maximum Return
If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Ending Index Level is less than the Initial Index Level.

If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Index Return and (ii) the Contingent Minimum Return, subject to the Maximum Return.  For additional clarification, please see “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?” in this pricing supplement.

Maximum Return:	20.00%, which results in a maximum payment at maturity of $1,200 per $1,000 principal amount note
Contingent Minimum Return:	18.00%
Monitoring Period:	The period from but excluding the pricing date to and including the Observation Date
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index Closing Level on the pricing date, which was 1131.42.
Ending Index Level:	The Index Closing Level on the Observation Date
Observation Date:	October 12, 2012†
Maturity Date:	October 17, 2012†
CUSIP:	48125X3Z7
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date” in the accompanying product supplement no. 98-A-III

Investing in the Capped Index Knock-Out Notes involves a number of risks.  See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 98-A-III and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per Note	$1,000	$10	$990

Total	$80,975,000	$809,750	$80,165,250

(1)

The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-18 of the accompanying product supplement no. 98-A-III.

(2)

J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $10 per $1,000 principal amount note.  See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 98-A-III.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee.  The aggregate amount of these fees will be $10 per $1,000 principal amount note.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

September 30, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 98-A-III dated June 1, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated September 26, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 98-A-III, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 98-A-III dated June 1, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211003705/e43874_424b2.pdf
  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments —	PS-1
Capped Index Knock-Out Notes Linked to the S&P 500® Index

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table illustrates the hypothetical total return at maturity on the notes.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  The hypothetical total returns set forth below assume an Initial Index Level of 1150 and reflect the Contingent Minimum Return of 18.00%, the Maximum Return of 20.00% and the Knock-Out Buffer Amount of 20.00%.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Note Total Return if Knock-Out Event Does Not Occur (1)	Note Total Return if Knock-Out Event Does Occur (2)

2070.000	80.00%	20.00%	20.00%
1955.000	70.00%	20.00%	20.00%
1840.000	60.00%	20.00%	20.00%
1725.000	50.00%	20.00%	20.00%
1610.000	40.00%	20.00%	20.00%
1495.000	30.00%	20.00%	20.00%
1380.000	20.00%	20.00%	20.00%
1368.500	19.00%	19.00%	19.00%
1357.000	18.00%	18.00%	18.00%
1322.500	15.00%	18.00%	15.00%
1265.000	10.00%	18.00%	10.00%
1207.500	5.00%	18.00%	5.00%
1178.750	2.50%	18.00%	2.50%
1150.000	0.00%	18.00%	0.00%
1092.500	-5.00%	18.00%	-5.00%
1035.000	-10.00%	18.00%	-10.00%
977.500	-15.00%	18.00%	-15.00%
920.000	-20.00%	18.00%	-20.00%
919.885	-20.01%	N/A	-20.01%
862.500	-25.00%	N/A	-25.00%
805.000	-30.00%	N/A	-30.00%
690.000	-40.00%	N/A	-40.00%
575.000	-50.00%	N/A	-50.00%
460.000	-60.00%	N/A	-60.00%
345.000	-70.00%	N/A	-70.00%
230.000	-80.00%	N/A	-80.00%
115.000	-90.00%	N/A	-90.00%
0.000	-100.00%	N/A	-100.00%

(1)  The Index Closing Level is greater than or equal to 920 (80.00% of the hypothetical Initial Index Level) on each day during the Monitoring Period.

(2)  The Index Closing Level is less than 920 (80.00% of the hypothetical Initial Index Level) on at least one day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1:  A Knock-Out Event has not occurred, and the level of the Index increases from the Initial Index Level of 1150 to an Ending Index Level of 1178.75. Because a Knock-Out Event has not occurred and the Index Return of 2.50% is less than the Contingent Minimum Return of 18.00%, the investor receives a payment at maturity of $1,180 per $1,000 principal amount note.

Example 2:  A Knock-Out Event has not occurred, and the level of the Index decreases from the Initial Index Level of 1150 to an Ending Index Level of 1092.50.  Because a Knock-Out Event has not occurred and the Index Return of -5% is less than the Contingent Minimum Return of 18.00%, the investor receives a payment at maturity of $1,180 per $1,000 principal amount note.

Example 3:  A Knock-Out Event has not occurred, and the level of the Index increases from the Initial Index Level of 1150 to an Ending Index Level of 1368.50.  Because a Knock-Out Event has not occurred and the Index Return of 19% is greater than the Contingent Minimum Return of 18.00% but less than the Maximum Return of 20.00%, the investor receives a payment at maturity of $1,190 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 19%) = $1,190

JPMorgan Structured Investments —	PS-2
Capped Index Knock-Out Notes Linked to the S&P 500® Index

Example 4:  A Knock-Out Event has occurred, and the level of the Index decreases from the Initial Index Level of 1150 to an Ending Index Level of 1035.  Because a Knock-Out Event has occurred and the Index Return is -10%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -10%) = $900

Example 5:  A Knock-Out Event has occurred, and the level of the Index increases from the Initial Index Level of 1150 to an Ending Index Level of 1322.50.  Because a Knock-Out Event has occurred and the Index Return of 15% is less than the Maximum Return of 20.00%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 15%) = $1,150

Example 6:  The level of the Index increases from the Initial Index Level of 1150 to an Ending Index Level of 1725.  Because the Index Return of 50% is greater than the Maximum Return of 20.00%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,200 per $1,000 principal amount note, the maximum payment on the notes.

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

JPMorgan Structured Investments —	PS-3
Capped Index Knock-Out Notes Linked to the S&P 500® Index

Selected Purchase Considerations

  CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to participate in the appreciation of the Index, up to the Maximum Return of 20.00% at maturity.  If a Knock-Out Event has not occurred, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of 18.00% on the notes, for a minimum payment at maturity of $1,180 for every $1,000 principal amount note, subject to the Maximum Return of 20.00%.  Even if a Knock-Out Event has occurred, if the Ending Index Level is greater than the Initial Index Level, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Index Return, subject to the Maximum Return of 20.00%.  The maximum payment at maturity  is $1,200 per $1,000 principal amount note, regardless of whether a Knock-Out Event has occurred.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index.  The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 98-A-III.
  CAPITAL GAINS TAX TREATMENT— You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 98-A-III.  Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes.  Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price.  However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.  Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 98-A-III dated June 1, 2011.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal at maturity.  The return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Index Return is positive or negative.  If the Index Closing Level is less than the Initial Index Level by more than the Knock-Out Buffer Amount of 20.00% on any day during the Monitoring Period, a Knock-Out Event has occurred, and the benefit provided by the Knock-Out Buffer Amount of 20.00% will terminate.  Under these circumstances, you could lose some or all of your principal at maturity.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Return of 20.00%, regardless of the appreciation in the Index, which may be significant.
  CREDIT RISK OF JPMORGAN Chase & Co. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as

JPMorgan Structured Investments —	PS-4
Capped Index Knock-Out Notes Linked to the S&P 500® Index

  an investor in the notes.  In addition, we are currently one of the companies that make up the Index.  We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.  It is possible that such hedging activities or other trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.
  THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER AMOUNT MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD — If the Index Closing Level on any day during the Monitoring Period is less than the Initial Index Level by more than the Knock-Out Buffer Amount of 20.00%, you will at maturity be fully exposed to any depreciation in the Index.  We refer to this feature as a contingent buffer.  Under these circumstances, if the Ending Index Level is less than the Initial Index Level, you will lose 1% of the principal amount of your investment for every 1% that the Ending Index Level is less than the Initial Index Level.  You will be subject to this potential loss of principal even if the Index subsequently increases such that the Index Closing Level is less than the Initial Index Level by not more than the Knock-Out Buffer Amount of 20.00%, or is equal to or greater than the Initial Index Level.  If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus the Contingent Minimum Return at maturity.  As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
  YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN OF 18.00% MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD — If the Index Closing Level on any day during the Monitoring Period is less than the Initial Index Level by more than the Knock-Out Buffer Amount of 20.00%, you will not be entitled to receive the Contingent Minimum Return of 18.00% on the notes.  Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any depreciation in the Index.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes.  As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  RISK OF A KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE — The likelihood that the Index Closing Level is less than the Initial Index Level by more than the Knock-Out Buffer Amount on any day during the Monitoring Period, thereby triggering a Knock-Out Event, will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the actual and expected volatility of the Index;
    the time to maturity of the notes;
    whether a Knock-Out Event has occurred;
    the dividend rates on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —	PS-5
Capped Index Knock-Out Notes Linked to the S&P 500® Index

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly historical Index Closing Levels from January 6, 2006 through September 30, 2011.  The Index Closing Level on September 3 0, 2011 was 1131.42.  We obtained the Index Closing Levels below from Bloomberg Financial Markets.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Level on the Observation Date, or any day during the Monitoring Period.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 23, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by us on March 23, 2011.

JPMorgan Structured Investments —	PS-6
Capped Index Knock-Out Notes Linked to the S&P 500® Index